BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES
(SEC I.D. No. 8-35941)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34951

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blackstone Securities Partners L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

345 Park Avenue
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Payne	212-390-2806	David.Payne@Blackstone.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Payne _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blackstone Securities Partners L.P. _____, as of December 31 _____, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Financial Officer _____

IVY WONG
NOTARY PUBLIC, State of New York
No. 01WO6178686
Qualified in New York County
Commission Expires: 12/10/27

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, General Partner, and Limited Partner of Blackstone Securities Partners L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Blackstone Securities Partners L.P and subsidiaries (the "Partnership") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2025

We have served as the Partnership's auditor since 1989.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$	132,474
Accounts receivable		10,662
Due from affiliates		2,785,997
Other assets		49,179
TOTAL ASSETS	$	2,978,312

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Due to affiliates	$	1,497,837
Due to limited partners		21,116
Accrued compensation and benefits		22,358
Accounts payable, accrued expenses and other		145,747
Total liabilities		1,687,058

PARTNERS' CAPITAL

General Partner	2,948
Limited Partner	1,286,783
Non-controlling interests in consolidated entity	1,523
Total partners' capital	1,291,254

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,978,312

See notes to the consolidated financial statements

1.   ORGANIZATION AND NATURE OF OPERATIONS

Blackstone Securities Partners L.P. ("BSP" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in financial and strategic advisory services, restructuring and reorganization advisory services, and underwriting activities, including underwriting on debt offerings, initial public offerings and secondary equity offerings. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement"). BSP is a registered broker dealer and is subject to certain regulations of the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain entities of Blackstone Inc. and its subsidiaries ("Blackstone") engaged in the financial services business, is the 99.9% limited partner of BSP. The Partnership is treated as a partnership for US federal income tax purposes. Blackstone Advisory Services L.L.C. ("BAS LLC") is the 0.1% general partner of BSP. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P., which is a subsidiary of Blackstone.

BSP is the sole member of Blackstone Intermediary Holdco L.L.C. ("Holdco"), a holding company established for certain Blackstone entities engaged in the financial services business. Holdco holds the rights, titles, and interests in certain affiliated registered investment advisors and general partner entities, which provide investment management services to limited partners for private equity funds, real estate funds, funds of hedge funds and credit-oriented funds.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of BSP have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the Partnership's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Management believes that estimates utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ materially from the estimates included in the consolidated financial statements.

Consolidation

The Partnership consolidates all entities it controls through a majority voting interest. The consolidated financial statements of the Partnership include Holdco and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation. As of January 1, 2024, the Partnership consolidated certain affiliated advisors (Blackstone Credit Systematic Strategies LLC, Blackstone Strategic Capital Advisors L.L.C., Blackstone Property Advisors L.P. and Blackstone Alternative Investment Advisors LLC) and their subsidiaries moving from affiliates of the Partnership to subsidiaries.

Segment Reporting

The Partnership operates in a single operating and reportable segment which is consistent with how the Chief Financial Officer, who is the chief operating decision maker ("CODM"), reviews the business's financial performance. The CODM

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
AS OF THE YEAR ENDED DECEMBER 31, 2024
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

allocates resources and makes operating decisions primarily based on the Partnership's net income and the significant expenses regularly provided to the CODM are those presented on the Consolidated Statement of Income.

Affiliates

The Partnership considers Blackstone and its Founder, senior managing directors, employees, the Blackstone Funds and the Portfolio Companies to be affiliates. Blackstone Funds refer to the funds and other vehicles that are managed by Blackstone. Portfolio Companies refer to the Blackstone Funds' investments, including majority-owned and controlled investments.

Cash and Cash Equivalents

The Partnership has defined Cash and cash equivalents as cash, including demand funds and money market funds, and short-term, highly liquid investments with original maturities of three months or less. At times, cash and cash equivalents may exceed U.S. federally insured limits for individual accounts and expose the Company to credit risk. The Partnership believes the risk of loss is not significant. Cash equivalents are primarily classified as Level I as they are valued using quoted prices that are available in active markets for identical financial instruments as of the reporting date.

Accounts Receivable and Due from Affiliates

Accounts Receivable and Due from Affiliates is comprised of management and incentive fees receivable from limited partners, receivables from managed investment vehicles and portfolio companies, and placement and advisory fees receivables. Accounts Receivable are assessed periodically for collectability. As of January 1, 2024, the opening balance for Accounts receivable was $22.1M, inclusive of $0.5M relating to consolidation of affiliated advisors, effective January 1, 2024.

Foreign Currency

The Partnership's balances that are denominated in foreign currencies are translated into U.S. Dollars at the exchange rate prevailing at the reporting date.

Revenue Recognition

Revenues primarily consist of Management and advisory fees, Incentive fees and Other income.

Management and advisory fees, net – Accrued but unpaid Management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date, are included in Accounts receivable or Due from affiliates in the Consolidated Statement of Financial Condition.

Incentive fees –Accrued but unpaid Incentive fees charged directly to investors in Blackstone Funds as of the reporting date and are recorded within Due from affiliates in the Consolidated Statement of Financial Condition.

Due to limited partners – Amounts due to limited partners represent fee reductions to be provided to limited partners on future management fee invoices. Generally, any amounts still remaining when the fund terminates will be payable to the limited partners.

Compensation and Benefits

Cash settled equity-based awards and awards settled in a variable number of shares are classified as liabilities and are remeasured at the end of each reporting period.

Non-Controlling Interests in Consolidated Entity

Non-controlling interests in consolidated entity represent the component of partners' capital in a consolidated entity held by non-consolidated entities. As of December 31, 2024, Blackstone Holdings II L.P. and Stoneco IV Corporation, affiliated non-consolidated entities, held a 1.499% interest in Blackstone Alternative Asset Management L.P., a consolidated entity.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
AS OF THE YEAR ENDED DECEMBER 31, 2024
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

Income Taxes

The Partnership is not subject to federal, state, or local income tax, other than unincorporated business tax. The individual partners are responsible for such taxes based on their allocable share of the Partnership's taxable income.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities, resulting in all pretax amounts being appropriately tax effected in the period, irrespective of which tax return year items will be reflected.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce the deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets are separately stated, and deferred tax liabilities are included in Accounts payable, accrued expenses, and other liabilities in the consolidated financial statements.

The Partnership recognizes tax positions in the consolidated financial statements when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in the return and amounts recognized in the consolidated financial statements.

Leases

The Partnership determines if an arrangement is a lease at inception of the arrangement. The Partnership primarily enters into operating leases, as the lessee, for office space. Right-of-Use ("ROU") assets and operating lease liabilities are included in Other Assets and Accounts payable, accrued expenses and other, respectively, on the Consolidated Statement of Financial Condition. ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Partnership determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date. Leases may include options to extend or terminate the lease which are included in the ROU assets and operating lease liability when they are reasonably certain of exercise.

Minimum lease payments for leases with an initial term of twelve months or less are not recorded on the Consolidated Statement of Financial Condition.

3.   RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Blackstone Holdings Finance Co, L.L.C. ("FinCo"), an affiliate of the Partnership, provides cash management services to Holdco and its subsidiaries. This arrangement generates amounts due to Holdco from FinCo, which are reflected in Due from affiliates. FinCo also makes certain payments on behalf of the Partnership which are reflected in Due to affiliates. The Partnership settles Due from and Due to affiliates balances periodically.

Certain fees earned by Holdco are received from Blackstone Funds and Portfolio Companies, which are reflected in Due from Affiliates. There are certain reimbursements to Blackstone Funds for placement fees and other fees and expenses that are reflected in Due to Affiliates. Certain expenses charged to Holdco are allocated to other entities which are not consolidated under the Partnership. These allocations are reflected in Due from Affiliates.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
AS OF THE YEAR ENDED DECEMBER 31, 2024
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

Receivables and Payables

Amounts due to and from affiliates consist of receivables and payables transacted in the ordinary course of business as described above. As of December 31, 2024, the amounts due to and from affiliates are as follows:

Due from Affiliates		
Due from Portfolio Companies and Blackstone Funds	$	1,984,284
Due from FinCo		635,850
Due from Non-Consolidated Entities		158,416
Due from BASP		7,447
	$	2,785,997
Due to BASP	$	926,752
Due to FinCo		257,392
Due to Non-Consolidated Entities		241,899
Due to Portfolio Companies and Blackstone Funds		71,794
	$	1,497,837

4. INCOME TAXES

The Partnership became a regarded entity for U.S. federal income tax and as such, subject to unincorporated business tax beginning in 2023. Prior to 2023, as the Partnership was disregarded from its parent company, it was not a taxpaying entity in any jurisdiction.

The Partnership has recorded an unrecognized tax benefit of $0.5 million and accrued interest expense of $1.1 million at December 31, 2024. No penalties relating to unrecognized tax benefits have been recognized for the year ended December 31, 2024. The Partnership believes the liability established for unrecognized tax benefits is adequate in relation to the potential for additional assessments. It is reasonably possible that changes in the balance of unrecognized tax benefits may occur within the next 12 months; however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Partnership's effective tax rate over the next 12 months.

The Partnership files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Partnership is generally subject to examination by federal and NYC tax authorities. As of December 31, 2024, the major jurisdictions and earliest tax years that remain subject to examinations are 2021 for U.S. Federal and 2009 for New York City.

5. CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentrations of credit risk with respect to its accounts receivable. There is no material specific concentration as of December 31, 2024.

6. PARTNERS' CAPITAL

During the year ended December 31, 2024, the Partnership distributed partners' capital to Blackstone in the amount of $2,807.2 million.

(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership files an unconsolidated FOCUS Report and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $0.1 million or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Partnership’s ratio of aggregate indebtedness to net capital was 0.041 to 1 and its net capital of $113.3 million was $113.0 million in excess of the minimum regulatory requirement.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt from the Customer Protection Rule (Rule 15c3-3).

8. DEFINED CONTRIBUTION PLAN

Blackstone provides a 401(k) plan (the “Plan”) to eligible employees in the United States. Some 401(k) participants, as defined by the Plan, may receive an employer match as pretax annual compensation up to a maximum of $5 thousand per calendar year. The Blackstone Group 401(k) Administrative Committee is the administrator of the Plan and Fidelity is the Trustee for the Plan.

9. COMMITMENTS AND CONTINGENCIES

Litigation

The Partnership may from time to time be involved in litigation and claims incidental to the conduct of its business. The Partnership's businesses are also subject to extensive regulation, which may result in regulatory proceedings against the Partnership.

The Partnership accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, Blackstone does not have any unaccrued liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.

In December 2017, eight pension plan members of the Kentucky Retirement System ("KRS") filed a derivative lawsuit on behalf of KRS in Franklin County Circuit Court in Kentucky (the "Mayberry Action"). Plaintiffs alleged breaches of fiduciary duty and other violations of Kentucky law in connection with KRS's investment in three hedge funds of funds, including a fund managed by Blackstone Alternative Asset Management L.P. ("BLP"). The suit named more than 30 defendants, including, among others, The Blackstone Group L.P. (now Blackstone Inc.); BLP; Stephen A. Schwarzman, as Chairman and CEO of Blackstone; and J. Tomilson Hill, as then-CEO of BLP (collectively, the "Blackstone Defendants"). In July 2020, the Kentucky Supreme Court directed the Circuit Court to dismiss the action for lack of standing.

In July 2020, the Kentucky Attorney General (the "AG") filed its own action asserting substantially identical claims against largely the same defendants {the "July 2020 Action"). In May 2024, the Court denied the Blackstone Defendants' and most other defendants' motions to dismiss the July 2020 Action. Defendants again moved to dismiss in June 2024 after the AG amended its complaint and added breach of contract claims against the fund manager defendants. Those motions are pending.

In August 2022, KRS was ordered to disclose a 2021 report it commissioned to investigate the investment activities underlying the lawsuit. The report "did not find any violations of fiduciary duty or illegal activity by (BLP)," and quotes communications by KRS staff during the period of the investment recognizing that BLP was exceeding KRS's returns benchmark, providing KRS with "far fewer negative months than any liquid market comparable," and that BLP "(h)as killed it."

(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

In January 2021, certain former plaintiffs in the Mayberry Action filed a separate action ("Taylor I") against the Blackstone Defendants and other defendants in the Mayberry Action, asserting substantially similar allegations as the AG's July 2020 action did, but styled as a direct class action. Taylor I was removed to the U.S. District Court for the Eastern District of Kentucky and stayed pending the outcome of the AG's July 2020 action.

In August 2021, a group of KRS members-including those that filed Taylor I-filed an action in Franklin County Circuit Court ("Taylor II") substantially similar to Taylor I, against the Blackstone Defendants, other defendants named in the Mayberry Action, and other KRS officials. The Court denied most defendants' motions to dismiss this action in May 2024. Defendants subsequently filed appeals, including a cross-appeal by the Blackstone Defendants, which is currently pending. Additionally, the Blackstone Defendants and the other fund manager defendants filed a petition for a writ of prohibition. On November 12, 2024, the Kentucky Court of Appeals denied defendants' writ of prohibition, and defendants subsequently appealed to the Kentucky Supreme Court. Taylor II is stayed pending review of these appeals and cross-appeals.

In April 2021, the AG filed an action (the "Declaratory Judgment Action") against BLP and the other fund manager defendants from the Mayberry Action in Franklin County Circuit Court, seeking a declaration that certain provisions in the subscription agreements with KRS violate the Kentucky Constitution. In August 2024, the Kentucky Supreme Court granted BLP's motion for discretionary review of the Circuit Court's grant of summary judgment to the AG. The appeal is pending.

In July 2021, BLP filed a breach-of-contract action against defendants affiliated with KRS, alleging that the Mayberry Action and the Declaratory Judgment Action breach the parties' subscription agreements and seeking damages. In February 2024, the Kentucky Supreme Court granted BLP's motion for discretionary review of the Circuit Court's dismissal on ripeness grounds. The appeal is fully briefed and pending.

On January 3, 2025, Blackstone and several other defendants entered into a settlement agreement with KRS and the Commonwealth of Kentucky to, subject to approval by the Franklin County Circuit Court and certain requirements, resolve all claims against these defendants in the AG's actions, resolve BLP's breach-of-contract claims, and bar all claims against the Blackstone Defendants in Taylor I and Taylor II without any admission of wrongdoing. The settlement includes an $82.5 million cash settlement divided among several defendants, of which Blackstone's portion is expected to be covered by insurance. On January 8, 2025, the settling parties moved for court approval of the settlement. Taylor II plaintiffs objected and requested, in part, that the court refer their matter to mediation. On February 14, 2025, the court ordered the Taylor II parties to conduct a mediation by March 14, 2025 and scheduled an approval hearing for the defendants' settlement with KRS and the Commonwealth to follow on March 26, 2025. Our financial results for the year ended December 31, 2024 include an accrual for the estimated liability related to this matter.

In October 2022, as part of a sweep of private equity and other investment advisory firms, the SEC sent us a request for information relating to the retention of certain types of electronic business communications, including text messages, that may be required to be preserved under certain SEC rules. In January 2025, we entered into a settlement agreement with the SEC to resolve this matter and accrued a civil monetary penalty of $8 million.

Indemnification

In the normal course of business, the Partnership enters into contracts that contain a variety of indemnifications. The Partnership’s maximum exposure under these arrangements is not known. However, the Partnership has not previously incurred material losses pursuant to these contracts and expects the risk of any material loss to be remote.

BLACKSTONE SECURITIES PARTNERS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
AS OF THE YEAR ENDED DECEMBER 31, 2024
(Dollars in Thousands, Except Unit and Per Unit Data, and Except Where Noted)

10.   SUBSEQUENT EVENTS

The Partnership has evaluated the impact of all subsequent events from December 31, 2024, through February 28, 2025, the date the consolidated financial statements were issued, and has determined there were no subsequent events requiring recognition or disclosure in the consolidated financial statements, except as noted in Note 9.

* * * * * * *